[CBRL GROUP, INC. LOGO]	POST OFFICE BOX 787
LEBANON, TENNESSEE
37088-0787

C B R L G R O U P, I N C.

Investor Contact:     Diana S. Wynne
Senior Vice President, Corporate Affairs
(615) 443-9837

Media Contact:        Julie K. Davis
Director, Corporate Communications
(615) 443-9266

CBRL GROUP ANNOUNCES FINAL RESULTS OF TENDER OFFER

LEBANON, Tenn. (January 18, 2007) -- CBRL Group, Inc. (the “Company”) (Nasdaq: CBRL) announced today that it has accepted for payment an aggregate of 5,434,773 shares of its common stock at a purchase price of $46 per share under its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time on January 11, 2007. Applicable law allowed the Company to purchase an additional 4,773 shares in addition to the 5,430,000 sought in the offer and remain within the $250 million limit established by the Company’s Board of Directors. These shares represent approximately 17.3% of the shares outstanding as of December 22, 2006. The Company has been informed by the depositary for the tender offer that the final proration factor for the tender offer is approximately 89.7%.

Based on the final count by the depositary for the tender offer, approximately 6.1 million shares were properly tendered and not withdrawn at prices ranging from $42 to $46 per share.

Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will be carried out promptly by the depositary. With completion of the tender offer, the Company now has approximately 26 million shares of common stock outstanding.

Any questions with regard to the tender offer may be directed to D.F. King & Co., Inc., the information agent, at (800)848-2998.

Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 552 Cracker Barrel Old Country Store® restaurants and gift shops located in 41 states.

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